Exhibit 5.1

425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	MORRISON & FOERSTER LLP AUSTIN, BEIJING, BERLIN, BOSTON, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

March 22, 2022

Southwest Gas Corporation

8360 S. Durango Drive

Post Office Box 98510

Las Vegas, Nevada 89193

Ladies and Gentlemen:

We have acted as counsel to Southwest Gas Corporation, a California corporation (the “Company”), in connection with the issuance and sale by the Company of $600,000,000 aggregate principal amount of the Company’s 4.05% Senior Notes due 2032 (the “Notes”), all of which are to be sold by the Company pursuant to a prospectus supplement dated March 17, 2022 and the accompanying base prospectus dated December 2, 2020 (such documents, collectively, the “Prospectus”) that form part of the Company’s effective Registration Statement on Form S-3 (No. 333-251074-01) (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Notes are to be sold by the Company pursuant to the terms of the Underwriting Agreement, dated March 17, 2022 (the “Underwriting Agreement”), by and among KeyBanc Capital Markets Inc., MUFG Securities Americas Inc., TD Securities (USA) LLC and U.S. Bancorp Investments, Inc., as Representatives of the underwriters named in Schedule 1 thereto, and in the matter described in the Prospectus.

In connection with this opinion, we have also examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Articles of Incorporation with Statement of Conversion of the Company, as amended through the date hereof; (ii) the Bylaws of the Company, as amended through the date hereof; (iii) certain resolutions of the Board of Directors of the Company relating to the issuance, sale and registration of the Notes; and (iv) the Indenture (as defined below) and the Notes. In addition, we have examined originals or copies, certified or otherwise identified to our satisfaction, of certain other corporate records, documents, instruments and certificates of public officials and of the Company, and we have made such inquiries of officers of the Company and public officials and considered such questions of law as we have deemed necessary for purposes of rendering the opinions set forth herein.

In connection with this opinion, we have assumed (i) the Notes have been issued pursuant to an Indenture by and between the Company and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), dated as of June 4, 2020 (the “Base Indenture”) and a Third Supplemental Indenture, dated as of March 22, 2022 between the Company and the Trustee (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), and (ii) the Notes have been delivered against payment of valid consideration therefor and in accordance with the terms the Underwriting Agreement. In addition, we have assumed the genuineness of all signatures and the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies. In making our examination of documents executed by parties other than the Company, we have assumed that each other party has the power and authority to execute and deliver, and to perform and observe the provisions of, such documents and has duly authorized, executed and delivered such documents, and that such documents constitute the legal, valid and binding obligations of each such party. With respect to certain factual matters, we have relied upon certificates of officers of the Company.

The opinions hereinafter expressed are subject to the following further qualifications and exceptions, as to which we express no opinion:

(1)

The effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination.

(2)	The enforceability of the waivers contained in either Section 6.12 of the Base Indenture or Section 6.12 of the Supplemental Indenture.

Southwest Gas Corporation

March 22, 2022

(3)

Limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of the Indenture; and the effect of judicial decisions which have held that certain provisions are unenforceable where their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable, or where a default under the Indenture is not material.

(4)	The effect of judicial decisions permitting the introduction of extrinsic evidence to supplement the terms or aid in the interpretation of the Indenture.

(5)

Except to the extent encompassed by an opinion set forth below with respect to the Company, the (i) compliance or non-compliance of any party to the Indenture with any law, regulation or order applicable to it, or (ii) legal or regulatory status or the nature of the business of any such party.

(6)	The enforceability of provisions of the Indenture providing for indemnification or contribution, to the extent such indemnification or contribution is against public policy.

(7)	The enforceability of provisions of the Indenture imposing or which are construed as effectively imposing a penalty.

Based upon and subject to the foregoing, we are of the opinion that when the Notes have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Indenture against payment of the consideration provided for in, and pursuant to the terms of, the Underwriting Agreement, such Notes constitute binding obligations of the Company, enforceable against the Company in accordance with their terms.

We express no opinion as to matters governed by any laws other than the substantive laws of the State of California and the State of New York in effect on the date hereof (without reference to choice-of-law rules). We express no opinion as to the New York choice of law provision contained in the Notes and the Indenture.

This opinion is furnished to you in connection with the filing by the Company of a Current Report on Form 8-K relating to the issuance and sale of the Notes, which Form 8-K will be incorporated by reference into the Registration Statement and Prospectus, and may not be relied upon for any other purpose without our express written consent. No opinion may be implied or inferred beyond the opinion expressly stated. This opinion is given as of the date hereof, and we assume no obligation to advise you of any changes in applicable law or any facts or circumstances that come to our attention after the date hereof that may affect the opinion contained herein.

We hereby consent to the filing of this opinion as an exhibit to the above-described Current Report on Form 8-K and to the reference to our firm contained under the heading “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated by the Commission.

Very truly yours,

/s/ Morrison & Foerster LLP

Morrison & Foerster LLP